SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4)

                      Viad Corp (formerly, The Dial Corp)
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                         92552R109 (formerly, 25247010)
                                 (CUSIP Number)



                               Peter J. Novak, Esq.
                        Vice President and General Counsel
                                     Viad Corp
                             1850 North Central Avenue
                              Phoenix, Arizona  85077

            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                              August 15, 1996
            (Date of Event which requires Filing of this Statement)



         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box:

         Check the following box if a fee is being paid with this statement:








                               Page 1 of 36 Pages

         CUSIP NO. 92552R109                      Page 2 of 36 Pages


         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

              Wells Fargo Bank of Arizona, N.A. (formerly
              First Interstate Bank of Arizona, N.A.), as Trustee for The Viad Corp Amended and Restated Employee Equity Trust


         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
              Not applicable                             (b)


         3.   SEC Use Only


         4.   Source of Funds

              SC, OO

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

              Delaware

         Number of           7.   Sole Voting Power
         Shares                          5,670,818
         Beneficially        8.   Shared Voting Power
         Owned by                            0
         Each Reporting      9.   Sole Dispositive Power
         Person With                     5,670,818
                             10.  Shared Dispositive Power
                                             0

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              5,670,818

         12. Check if the Aggregate Amount in Row (11) Excludes Cer-tain Shares


         13.  Percent of Class Represented by Amount in Row (11)

              Approximately 6.0%

         14.  Type of Reporting Person

              BK, EP

         CUSIP NO. 92552R109                      Page 3 of 36 Pages





                               Amendment No. 4 to

                                  SCHEDULE 13D

                        RELATING TO THE COMMON STOCK OF

                                   VIAD CORP
                           (FORMERLY, THE DIAL CORP)


                   The Viad Corp Amended and Restated Employee Equity

         Trust (formerly, The Dial Corp Employee Equity Trust, the

         "Trust"), hereby amends its statement on Schedule 13D filed with respect to the Common Stock, $1.50 par value per share

         (the "Common Stock"), of Viad Corp (formerly, The Dial Corp),

         a Delaware corporation (the "Issuer").  Unless otherwise in-

         dicated, all items referred to herein shall have the same

         meanings as those set forth in the previously filed Schedule

         13D.


                   The filing of this Amended Statement on Schedule

         13D by the Trust does not constitute, and should not be con-

         strued as, an admission that either the Trust or Wells Fargo

         Bank of Arizona, N.A. (formerly, First Interstate Bank of

         Arizona, N.A.), as trustee of the Trust (the "Trustee"), ben-

         eficially owns any securities covered by this Amended State-

         ment or is required to file this Amended Statement.  In this connection, the Trust and the Trustee disclaim beneficial

         ownership of the securities covered by this Amended State-

         ment.

         CUSIP NO. 92552R109                      Page 4 of 36 Pages





                   On August 15, 1996, the Issuer distributed (the

         "Distribution") to the holders of shares of Common Stock all of the issued and outstanding shares of common stock, $0.01 par value, of The Dial Corporation ("New Dial"), a Delaware corporation to which the Issuer had contributed its consumer products business.  In connection with the Distribution, (1)

         New Dial established an employee equity trust similar to the

         Trust to receive all of the shares of New Dial common stock issued in the Distribution with respect to shares of Common

         Stock held in the Trust as of the record date for the Distri-

         bution and (2) the agreements relating to the Trust were

         amended and restated to reflect the Distribution.  In connec-

         tion with the Distribution, the Issuer was renamed "Viad

         Corp".  Prior to the Distribution, the Trustee's name had

         changed, as reflected above.


         Item 4.   Purpose of Transaction


                   Under the terms and conditions of the Trust Agree-

         ment, dated as of September 9, 1992, and amended and restated

         as of August 15, 1996, during the period from January 1, 1995 through the date hereof the Trust has released and allocated

         1,227,540 shares of Common Stock to and among various em-

         ployee benefit plans of the Issuer, including stock option plans and employee 401(k) plans.

         CUSIP NO. 92552R109                      Page 5 of 36 Pages





         Item 5.   Interest in Securities of the Issuer


                   The first paragraph of Item 5 is amended to read in

         its entirety as follows:


                   "As of July 8, 1996, and after giving effect to the

         Distribution, the Trust held 5,670,818 shares of Common

         Stock, as to which it may be deemed to have shared voting and dispositive power.  Shares of Common Stock are held in the

         Trust's suspense account and will be released as the Trust repays the Note to the Issuer and will be allocated to the accounts of participants in the Plans in the manner set forth in the Trust Agreement."


         Item 6.   Contracts Arrangements, Understandings
                   or Relationships with Respect to
                   Securities of the Issuer


                   The Trust Agreement, as amended and restated as of

         August 15, 1996, is attached hereto as Exhibit D, and is

         hereby incorporated herein by reference.


         Item 7.   Material to be Filed as Exhibits

                   D.   Amended and Restated Trust Agreement,
                        dated as of August 15, 1996.

         CUSIP NO. 92552R109                      Page 6 of 36 Pages





                   After reasonable inquiry and to the best of my knowl-

         edge and belief, I certify that the information set forth in this Statement is true, complete and correct.




         Dated:  August 16, 1996



                                       WELLS FARGO BANK OF ARIZONA,
                                       N.A., Trustee



                                       By /s/ Patricia A. Cross
                                           Name:  Patricia A. Cross
                                           Title: Assistant Vice
                                                  President

         CUSIP NO. 92552R109                      Page 7 of 36 Pages





                               INDEX TO EXHIBITS


                                                            Sequential
         Exhibits                                            Page No.

         D.   Amended and Restated Trust Agreement,             8
              dated as of August 15, 1996